

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2020

Chris Christensen
Chief Executive Officer
iCap Vault 1, LLC
3535 Factoria Blvd. SE, Suite 500
Bellevue, WA 98006

> **Re: iCap Vault 1, LLC**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed September 18, 2020**
> **File No. 333-236458**

Dear Mr. Christensen:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2020 letter.

Amendment No. 5 to Registration Statement on Form S-11

General

1. We note in your response to comment 1 that you will have no discretion to change the interest rate premium after the first year and that there is no termination date. However, you disclosure suggests that the interest rate premiums (other than the lock-up) will last for 1 year and will be renewed for an additional year. Please revise your disclosure to be consistent with your response to comment 1.

You may contact Isaac Esquivel at 202-551-3395 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Laura Anthony